UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at August 5, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director

Date: August 9, 2010

Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
www.anooraqresources.com

ANOORAQ ANNOUNCES RESULTS FOR THE PERIOD ENDED JUNE 30, 2010

Anooraq consolidates 12-month operational turnaround at Bokoni

August 5, 2010. Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces production from the Bokoni Platinum Mines ("Bokoni") and its financial results for the three months ended June 30, 2010. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.anooraqresources.com and filed on www.sedar.com. Currency values presented in South African Rand (ZAR), Canadian dollars (C$) and United States dollars (US$).

Highlights for the quarter:

•Good safety improvement; lost time injury frequency rate ("LTIFR") improved by 35%

•4E oz produced up by 12% to 29,926 oz[1]

•Tonnes milled up by 24%

•Unit costs in ZAR/t milled for June on target at ZAR903/t

•Brakfontein production build-up on track

•Capital projects on time and within budget

The second quarter of the 2010 financial year was primarily focused on reinforcing the effects of the labour restructuring, which was completed in the previous quarter, with the anticipated improvement in mining performance being evident in tonnes mined and ounces produced.

Philip Kotze, President and Chief Executive Officer ("CEO") of Anooraq, commented:

"The June quarter represents a significant milestone for Anooraq. We now have a full year of management control at the Bokoni operations under our belt and I believe that we have used our year's experience to full effect by implementing the key changes required to begin bringing the best out of this world-class PGM asset base. We are confident that we have now addressed the key focus areas at the operations to create a platform to achieve our phase 1 expansion growth objectives and double our 2009 production base by 2014.

Our mining approach continues to focus on improving efficiencies across the operation and the completed labour restructuring has both attacked the cost line and improved our mining performance. The quarter has not been without its challenges, key of which has been the decrease in our concentrator recoveries. This was possibly to be expected during the commissioning of the concentrator upgrade. We have addressed these concentrator recovery issues, particularly within the UG2 circuit, and recoveries have normalised over the past two months. The focus on productivity improvement within our mining operations and more efficient concentrator performance in the coming months is a key objective to ensure stability and volume growth going forward, and I am confident that we will achieve this goal in the second half of 2010."

Review of operational and financial performance

The results for the quarter ended June 30, 2010 reflect the performance at Bokoni for the fourth operational quarter under Anooraq management and completion of the first full year of our operational control.

Safety

The Bokoni LTIFR decreased from 1.2 to 0.77 (per 200,000 hours worked) quarter-on-quarter, a welcome improvement. The Company is pleased to report that Bokoni achieved two million fatality free shifts during the quarter and congratulates its employees, unions and management on working together to achieve this significant milestone.

Production

Tonnes milled increased 24% during the quarter to 283,637, whilst metal output increased 12% to 29,926 4E ounces. The increase in production volumes reflects certain efficiency improvements resulting from the labour restructuring; however the disappointing performance at the concentrator plant, resulting in decreased recoveries during the upgrade commissioning, negatively affected metal output. Although delivered grade remained steady at 4.1g/t; built-up head grade declined by 6% to 3.8g/t for the quarter. The upgrade and subsequent commissioning of the concentrator during the quarter necessitated the implementation of new automated control systems, which resulted in the plant requiring an adjustment period to adapt to its new systems, controls and associated infrastructure. These challenges translated into reduced recoveries during April, but these challenges have now been addressed and both the May and June months demonstrated improvements in recoveries going forward.

Metal	Q1 2010 production	Q2 2010 production	Variance
Platinum (oz)	14,270	16,091	13%
Palladium (oz)	9,867	11,044	12%
Rhodium (oz)	1,622	1,769	9%
Gold (oz)	917	1,022	11%
Nickel (t)	189	232	23%
Copper (t)	115	137	19%

Development

Total development metres improved by 7% to 2,791 metres for the quarter, in line with the operational focus to create greater long-term mining flexibility to accommodate the incremental on-mine build-up of production teams. This resulted in an increase in immediately available ore reserves to 15 months.

Costs
The increase in volumes mined led to a 5% reduction in unit operating costs, to ZAR842/tonne and ZAR942/tonne for cash operating costs and total on mine costs (including treatment charges), respectively. However, the recovery challenges faced during the quarter, as detailed above, led to a rise in ZAR/4E unit costs to ZAR8,916/PGM oz (US$1,181/PGM oz).

Anooraq remains committed to its previously published cost reduction objectives and is pleased to have achieved its first unit cost reduction target of ZAR905/tonne (US$125/tonne) by June 2010.

Revenue

Revenue increased by 19% from C$32.2 million to C$38.4 million, as a result of the improved basket price and rising production volumes.

Metal prices also continued to improve during the quarter with the average gross PGM (4E) basket price at Bokoni rising 6% to US$1,269/oz (ZAR9,587/oz). The average exchange rate achieved for the period remained steady at ZAR7.55:US$1.00 (Q1: ZAR7.52:US$1.00).

Profitability

Operational efficiency improvements were further evidenced through the 14% quarter-on-quarter increase in the operating margin and the resulting 36% rise in operating profit to ZAR26.4 million (C$3.5 million).

The Company's basic and diluted loss per share remained steady at C$0.03 cents per share for the quarter (Q1 2010: C$0.02 cents per share).

Projects and capital expenditure

The Company's flagship Brakfontein Merensky expansion project continues to show steady improvement, both in volume growth and production efficiencies. Brakfontein shaft remains on track to produce 25,000 tonnes per month by December 2010, moving towards its steady state operational target of 120,000 tonnes per month by 2014.

Capital expenditure for the quarter was ZAR43.2 million (C$6.0 million), in line with the Company's guidance on capital expenditure through to 2012.

The Company's drawdown on the Anglo Platinum [2] operating cashflow shortfall facility ("OCSF") to June 30, 2010 was ZAR272.7 million (C$37.9million), leaving an available balance of ZAR477.3 million (C$66.3 million) available for drawdown, should this be required going forward.

Cash and facilities

The Company held cash-on-hand at the end of the period of ZAR221 million (C$30.7 million) and has access to medium-term debt facilities of approximately ZAR477 million (C$66.3 million) in order to finance its share of the three-year high growth plan at Bokoni.

Results presentation: conference call details

Philip Kotze, President & CEO of Anooraq, will host a conference call to discuss the Company's operational and financial results for the quarter ended June 30, 2010 at 10:00 Eastern Standard Time ("EST") (16:00 Central African Time ("CAT")) on Thursday, August 5, 2010. The dial-in details for the conference call are listed below. A playback will be available for three days after the call on the Company's website at www.anooraqresources.com. The presentation to be used during the call will be available for downloading at 09:00 EST (15:00 (CAT)) on Thursday, August 5, 2010.

Conference call

Johannesburg, South Africa	16:00 (local time)	Toll-free	011 535 3600
		Toll-free	0800 200 648
London, United Kingdom	15:00 (local time)	Toll-free	0800 917 7042
New York, United States	10:00 (local time)	Toll	1 412 858 4600
		Toll-free	1 800 860 2442
Toronto, Canada	10:00 (local time)	Toll-free	1 866 605 3852

Playback facility

SA & Other	Code 2159#	Toll	27 11 305 2030
United Kingdom	Code 2159#	Toll-free	0808 234 6771
United States & Canada	Code 2159#	Toll	1 412 317 0088

For and on behalf of the Board

Philip Kotze, President and Chief Executive Officer

De Wet Schutte: Chief Financial Officer

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa on +27 11 883 0831 or in North America on +1 800 667 2114.

Anooraq Resources Corporation Philip Kotze President and Chief Executive Officer Office: +27 11 779 6800 Mobile: +27 83 453 0544

Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This document contains "forward-looking statements" that were based on Anooraq's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•         uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•         uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•         uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•         operating and technical difficulties in connection with mining development activities;
•         uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•         uncertainties related to unexpected judicial or regulatory proceedings;
•         changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
•         mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
•         expected effective future tax rates in jurisdictions in which our operations are located;
•         the protection of the health and safety of mine workers; and
•         mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•         changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•         unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•         changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates
•         environmental issues and liabilities associated with mining including processing and stock piling ore;
•         geopolitical uncertainty and political and economic instability in countries which we operate; and
•         labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

[1] 4E consists of platinum, palladium, rhodium and gold.

[2] See news release dated November 16, 2009 for further details.